PROSPECTUS

                                 808,026 Shares
                           NETSMART TECHNOLOGIES, INC.
                                  Common Stock

                   Nasdaq SmallCap Market Trading Symbol: NTST

    The selling stockholders may sell up to 808,026 shares of common stock from time to time. These selling stockholders may sell their shares

    *    On the Nasdaq SmallCap Market.
    * To a broker-dealer, including a market maker, who purchases the shares for its own account.
    *    In private transactions or by gift.

The selling stockholders may also:

    * pledge their shares from time to time, and the lender may sell the shares upon foreclosure.
    * sell their warrants in a private transaction or transfer them as a gift, and the purchasers of the warrants may exercise the warrants and sell the underlying shares of common stock.

    The shares are being offered by the selling stockholders and are issuable upon exercise of outstanding warrants held by the selling stockholders. We will only receive proceed from the exercise of the warrants. We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock. We will pay the cost of the preparation of this prospectus, which is estimated at $10,000.

                                   ----------

    Investing in shares of our common stock  involves a high degree of risk.
You should purchase the shares only if you can afford to lose your entire investment. See "Risk Factors," which begins on page 2.

                                   ----------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is January 11, 2000

                                TABLE OF CONTENTS


                                                                Page
                                                                ----
Risk Factors                                                      2
Use of Proceeds                                                   4
Selling Stockholders                                              4
Plan of Distribution                                              6
Available Information                                             6
Incorporation of Certain Documents by Reference                   7
Legal Matters                                                     7
Experts                                                           7


                                  RISK FACTORS

    This prospectus contains statements that plan or anticipate the future. Forward-looking statements include statements about our future business plans and strategies and the market for our products and most other statements that are not historical in nature. In this prospectus, forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate" and similar words. Because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied, including, but not limited to, those identified under "Risk Factors" in this prospectus and in our Form 10-K for 1998, those described in Management's Discussion and Analysis of Financial Conditions and Results of Operations in our Form 10-K for 1998 and our Form 10-Q for the quarter ended September 30, 1999, and those described and in any other filings which are incorporated by reference in this prospectus, as well as general economic conditions.

    An investment in our common stock involves a high degree of risk. You should consider carefully, along with other factors, the following risks and should consult with your own legal, tax and financial advisors.

    If we are unable to obtain additional capital, we may not be able to develop our business and perform our contract obligations. We had working capital of $1.4 million at September 30, 1999. Our cash position decreased from $199,000 at December 31, 1998 to $80,000 at September 30, 1999. We require substantial additional capital in order to expand and develop our business and perform our obligations under our agreements and purchase orders. We have no commitments from any person to provide us with any such capital. Our business may suffer significantly if we do not obtain the capital when it is required.

    Because we are dependent upon government contracts, our business may be impaired by policies relating to entitlement programs. We market our health information systems principally to behavioral health care facilities, many of which are operated by government entities and include entitlement programs. During 1998, we generated 52% of our revenue from contracts with government agencies, as compared with 35% in 1997 and 31% in 1996. Government agencies generally have the right to cancel contracts at their convenience. In addition, we may lose business if government agencies reduce funding for entitlement programs.

    Our business is based on providing systems relating to behavioral health organizations, and changes in government regulation of health care industry may affect the market for our systems. We derive substantially all of our revenue from our health information systems and services. The federal and state governments have adopted numerous regulations relating to the health care industry, including regulations relating to the payments to health care providers for various services, and our systems are designed to provide information based on these requirements. The adoption of new regulations can have a significant effect upon the operations of health care providers, particularly those operated by state agencies. We cannot predict the effect on our business of future regulations by governments and payment practices by government agencies. Furthermore, changes in regulations in the health care field may force us to modify our health information systems to meet any new record-keeping or other requirements. If that happens, we may not be able to generate revenues sufficient to cover the costs of developing the modifications.

    If we are not able to take advantage of technological advances, our business may suffer. Our customers require software which enables them to store, retrieve and process very large quantities of data and to provide them with instantaneous communications among the various data bases. Our business requires us to take advantage of recent advances in software, computer and communications technology. This technology has been developing at rapid rates in recent years, and our future may be dependent upon our ability to use and develop or obtain rights to products utilizing such technology.

New technology may develop in a manner which may make our software obsolete. Our inability to use new technology would have a significant adverse effect upon our business.

    Because of our size, we may have difficulty competing with larger companies that offer similar services. Our customers in the human services market include entitlement programs, managed care organizations, specialty care facilities and other major information technology users which have a need for access to information over a distributed data network. The software industry in general, and the health information software business in particular, are highly competitive. Other companies have the staff and resources to develop competitive systems. We may not be able to compete successfully with such competitors. The health information systems business is served by a number of major companies and a larger number of smaller companies, many of which are better capitalized, better known and have better marketing staffs than we have, and we may not be able to compete effectively with such companies. We believe that price competition is a significant factor in our ability to market our health information systems and services.

    Because we are dependent on our management, the loss of key executive officers could harm our business. Our business is largely dependent upon our senior executive officers, Messrs. James L. Conway, president and chief executive officer, Anthony F. Grisanti, chief financial officer, John F. Philips, vice president -- marketing, and Gerald O. Koop, vice president of the Company and chief executive officer of our operating subsidiary, Creative Socio-Medics Corp. Although we have employment agreements with Messrs. Conway, Grisanti, Phillips and Koop, these agreement do not guarantee that the officers will continue with us. Our business may be adversely affected if any of our key management personnel or other key employees left our employ.

    Because we lack patent protection, we cannot assure you that others will not be able to use our proprietary information in competition with us. We have no patent or copyright protection for our proprietary software, and we rely on non-disclosure agreements with our employees. Since our business is dependent upon our proprietary products, the unauthorized use or disclosure of this information could harm our business.

    Our growth may be limited if we cannot make acquisitions. An important part of our growth strategy is to acquire other businesses that are related to our current business. Such acquisitions may be made with cash or our securities or a combination of cash and securities. To the extent that we require cash, we may have to borrow the funds or issue equity. We have no commitments from any financing source and we may not be able to raise any cash necessary to complete an acquisition. If we fail to make any acquisitions, our future growth may be limited. As of the date of this prospectus, we do not have any agreement or understanding, either formal or informal, as to any acquisition.

    If we make any acquisitions, they may disrupt or have a negative impact on our business. If we make acquisitions, we could have difficulty integrating the acquired companies' personnel and operations with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the affect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses.

    We do not anticipate paying dividends on our common stock. We presently intend to retain future earnings, if any, in order to provide funds for use in the operation and expansion of our business and, accordingly, we do not anticipate paying cash dividends on our Common Stock in the foreseeable future.

    The rights of the holders of common stock may be impaired by the potential issuance of preferred stock. Our certificate of incorporation gives our board of directors the right to create new series of preferred stock. As a result, the board of directors may, without stockholder approval, issue Preferred Stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock. The preferred stock, which could be issued with the right to more than one vote per share, could be utilized as a method of discouraging, delaying or preventing a change of control. The possible impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any additional shares of preferred stock or to create any series of preferred stock, we may issue such shares in the future. If we issue preferred stock in a manner which dilutes the voting rights of the holders of the common stock, our listing on The Nasdaq SmallCap Market may be impaired.

    Shares may be issued pursuant to options which may affect the market price of our common stock. We may issue stock upon the exercise of options to purchase up to an aggregate 799,192 shares of common stock pursuant to our long-term incentive plans.



                                 USE OF PROCEEDS

    We intend to utilize any net proceeds received from the exercise of the warrants for working capital and other corporate purposes. We cannot assure you that any warrants will be exercised. We believe that the net proceeds are likely to range from zero to approximately $2.5 million. This estimate assumes that warrants to purchase 488,563 shares at $12.00 per share, which expire on February 29, 2000, expire unexercised. If any warrants are exercised, our management will have broad discretion to determine the use the proceeds.

                              SELLING STOCKHOLDERS

    The following table and discussion sets forth:

*   the name of each selling stockholder,
* the nature of any position, office or other material relationship, if any, which the selling stockholder has had with us or any of our affiliates within the last three years,
* the number of shares of common stock owned by each selling stockholder as of December 31, 1999, o the number of shares of common stock offered for each selling stockholder's account, and o the percentage owned by each selling stockholder after completion of the offering.

    The shares of common stock being sold pursuant to this prospectus are issuable upon the exercise of outstanding warrants. Except for the warrants issued to Dominick & Dominick LLC and Emerging Technology Ventures, Inc., which are described below, the warrants expire on February 29, 2000 and are exercisable at $6.00 per share as to 287,491 shares, and $12.00 per share as to 448,535 shares. In December 1999, we extended the expiration date of these warrants from December 31, 1999 to February 29, 2000.

    The following table includes,  under the column headed "Number of Shares
Owned Prior to Offering" the shares of common stock issuable upon exercise of the warrants held by such person as well as any other options or warrants which are exercisable on December 31, 1999 or become exercisable on or prior to February 29, 2000. The number of shares listed in the column headed "Number of Shares Offered For Account of Selling Stockholder" represents the number of shares of common stock issuable upon exercise of the warrants.


                                             Number             Number of
                                          of Shares        Shares Offered        Number of      Percentage
                                        Owned Prior        For Account of     Shares Owned           Owned
       Selling Stockholder              to Offering   Selling Stockholder   After Offering  After Offering
       -------------------              -----------  --------------------   --------------  --------------
Lewis S. Schiller                           105,553               105,553                0              --
Storm R. Morgan                              88,166                87,500              666               *
Barbara Dyson                                 1,916                 1,916                0              --
Kennan Kroll                                  1,000                 1,000                0              --
Mike Libbee and Cindy Libbee                 10,555                10,555                0              --
Raj R. Doodnauth                              6,749                 6,749                0              --
William Giblin                                1,916                 1,916                0              --
Bettyjean Kroll                               2,166                 2,166                0              --
James L. Conway                             199,582                51,333          124,333            4.1%
Geraldine Conway                            199,582                23,916          124,333            4.1%
James L. Conway, Jr.                          5,000                 5,000               --              --
Teresa Conway McTigue                         5,000                 5,000               --              --
Joanna Flecken                                1,666                 1,666               --              --
John Avena                                    1,196                   666              530               *
Leonard M. Luttinger                         52,083                52,083               --              --
Thomas L. Evans                              12,500                12,500               --              --
Joel Brown                                   38,888                38,888               --              --
E. Gerald Kay                                38,888                38,888               --              --
DLB, Inc.                                    41,319                41,319               --              --
Norman Hoskin                                19,444                19,444               --              --



                                      - 3 -



                                             Number             Number of
                                          of Shares        Shares Offered        Number of      Percentage
                                        Owned Prior        For Account of     Shares Owned           Owned
       Selling Stockholder              to Offering   Selling Stockholder   After Offering  After Offering
       -------------------              -----------  --------------------   --------------  --------------
Martin Hodas                                 35,444                19,444           16,000               *
Grazyna B. Wnuk                              19,444                19,444               --              --
The Trinity Group - I, Inc.                   8,333                 8,333               --              --
Ronald Feldstein                             14,166                14,166               --              --
Elliot Davis, Inc.                           14,166                14,166               --              --
Harold Halperin                                 833                   833               --              --
Saggi Capital Corp.                          78,958                78,958               --              --
SMACS Holdings, Inc.                         38,541                38,541               --              --
Bridge Ventures, Inc.                        40,416                40,416               --              --
Henry Uffmann                                 2,333                 2,000              333               *
Dominick & Dominick LLC                      60,000                60,000               --              --
Emerging Technology Ventures, Inc.           12,000                12,000               --              --
----------------------
*   Less than 1%.

    Mr. Lewis S. Schiller was our chairman of the board and chief executive prior to April 1998. In connection with his resignation, we exchanged general releases with Mr. Schiller. The shares owned by The Trinity Group-I, Inc. are deemed to be beneficially owned by Mr. Schiller. Mr. Schiller is the chairman of the board of The Trinity Group -I. For more than five years prior to April
1998, Mr. Schiller was also chairman of the board and chief executive officer of Consolidated Technology Group Ltd., now known as The Sagemark Companies Ltd., which, through a subsidiary was our largest stockholder.

    Mr. Storm R. Morgan was a director from 1996 until June 1998. We had an informal consulting agreement with SMI, Inc., a corporation of which Mr. Morgan was the sole stockholder and an officer and director. In June 1998, we sold our CarteSmart business to a corporation formed by Mr. Morgan and Mr. Leonard M.
Luttinger.

    Mr. James L. Conway has been our president and a director since January 199 and our chief executive officer since April 1998. From 1993 until April 1998, he was president of S-Tech, which, until April 1998, was a wholly-owned subsidiary of Sagemark Companies Ltd. Shares owned by Mr. Conway and Geraldine Conway, Mr.
Conway's wife, include (a) 70,000 shares of Common Stock issuable upon exercise of options owned by Mr. Conway, (b) 51,333 shares of common stock issuable upon exercise of the warrants held by Mr. Conway, and (c) 23,916 shares of common stock issuable upon exercise of warrants held by Mrs. Conway. Mr. and Mrs.
Conway each disclaims beneficial interest in the securities owned by the other.
Shares included under the heading "Number of Shares Offered for the Account of Selling Stockholder" include only the shares held by Mr. or Mrs. Conway, as the case may be.

    Mr. Leonard M. Luttinger was a director and executive officer until June
1998. In June 1998, we sold our CarteSmart business to a corporation formed by Mr. Luttinger and Mr. Storm R. Morgan.

    Messrs. E. Gerald Kay and Norman Hoskin were members of our board of directors prior to April 1998. In connection with their resignation we exchanged general releases with them.

    DLB, Inc. is controlled by Ms. Carol Schiller. Ms. Schiller is the wife of Mr. Lewis S. Schiller, and Mr. Schiller disclaims any beneficial interest in DLB or in securities owned by DLB.

    Saggi Capital Corp. is controlled by Ms. Sharon Will.

    SMACS Holdings, Inc. and Bridge Ventures, Inc. are controlled by Mr. Harris
Freedman.

    The shares being sold by Dominick & Dominick LLC are issuable upon exercise of warrants issued pursuant to an financial advisory agreement we have with Dominick & Dominick. Warrants to purchase a maximum of 100,000 shares of common stock are issuable pursuant to that agreement. The shares included in this prospectus reflect the shares issuable upon exercise of those warrants that are outstanding as of January 5, 2000. The warrants are exercisable at $5.45 per share until October 4, 2004. The shares owned by Dominick & Dominick do not include any shares which that firm may own in its capacity as a market maker.
See "Plan of Distribution." Mr. Paul Kennedy is the president of Dominick.


                                      - 4 -

    The shares being sold by Emerging Technology Ventures, Inc. are issuable upon exercise of warrants issued pursuant to an agreement we have with Emerging Technology Ventures. Warrants to purchase a maximum of 20,000 shares of common stock are issuable pursuant to that agreement. The shares included in this prospectus reflect the shares issuable upon exercise of those warrants that are outstanding as of January 5, 2000. The warrants are exercisable at $4.20 per share until October 4, 2004. Mr. Francis X. Murphy is president of Emerging Technology Ventures.


                              PLAN OF DISTRIBUTION

    The selling stockholders named under the caption "Selling Stockholders" may sell up to 808,026 shares of common stock from time to time. These selling stockholders may sell their shares

    *     On the Nasdaq SmallCap Market.
    * To a broker-dealer, including a market maker, who purchases the shares for its own account.
    *     In private transactions or by gift.

    The selling stockholders may also:

    * pledge their shares from time to time, and the lender may sell the shares upon foreclosure.
    * sell their warrants in a private transaction or transfer them as a gift, and the purchasers of the warrants may exercise the warrants and sell the underlying shares of common stock.

    The shares of common stock offered by the selling stockholders are issuable upon exercise of warrants held by the selling stockholders. None of such warrants have been exercised as of the date of this prospectus.

    The selling stockholders may sell the shares at a negotiated price or at the market price or both. They may sell their shares directly to the purchasers or they may use brokers. If they use a broker, the selling stockholders may pay a brokerage fee or commission or they may sell the shares to the broker at a discount from the market price. The purchasers of the shares may also pay a brokerage fee or other charge. The compensation to a particular broker-dealer may exceed customary commissions. We do not know of any arrangements by any of the selling stockholders for the sale of any of their shares.

    The  selling   stockholders  and  broker-dealers,   if  any,  acting  in
connection with sales by the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale by them of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

    Dominick & Dominick LLC, one of the selling stockholders, is a registered broker-dealer and presently makes a market in our stock. This firm may continue to make a market in our stock. However, as long as a distribution is taking place and to the extent that Dominick & Dominick continues to make a market in our stock, Dominick & Dominick will designate itself as a "passive market maker" under Regulation M of the Exchange Act and will limit its market making activities in accordance with applicable regulations.

    We have advised the selling stockholders that the anti-manipulative rules under the Exchange Act, which are set forth in Regulation M, may apply to their sales in the market. We have furnished the selling stockholders with a copy of Regulation M, and we have informed them that they should deliver a copy of this prospectus when they sell any shares.

                              AVAILABLE INFORMATION

    We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the EDGAR system. You may read and copy any material we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issues that file electronically with the SEC. The address of such site is http//www.sec.gov.

    We have filed a registration statement with the SEC relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the SEC's Public Reference Room or its Internet site.

    We furnish our stockholders with annual reports containing audited financial statements and with such other periodic reports as we from time to time deem appropriate or as may be required by law. We use the calendar year as our fiscal year.

    You should rely only on the information contained in this prospectus and the information that we have referred you to. We have not authorized any person to provide you with any information that is different.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    We have filed the following documents with the SEC. We are incorporating these documents in this prospectus, and they are a part of this prospectus.

    (1) Our Annual Report on Form 10-K for the year ended December 31, 1998, which we amended by three amendments on Form 10-K/A;

    (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

    (3)   Our Proxy Statement for our 1999 Annual Meeting of Stockholders;

    (4) Our Current Report on Form 8-K, dated March 25, 1999, which we filed with the SEC on March 30, 1999; and

    (5) Our registration statement on Form 8-A, which became effective on August 13, 1996.

    We are also incorporating by reference in this prospectus all documents which we file pursuant to Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934, as amended, after the date of this prospectus. Such documents are incorporated by reference in this prospectus and are a part this prospectus from the date we file the documents with the SEC.

    If we file with the SEC any document that contains information which is different from the information contained in this prospectus, you may rely only on the most recent information which we have filed with the SEC.

    We will provide a copy of the documents referred to above without charge if you request the information from us. However, we may charge you for the cost of providing any exhibits to any of these documents unless we specifically incorporate the exhibits in this prospectus. You should contact Mr. Anthony F. Grisanti, Chief Financial Officer, Netsmart Technologies, Inc., 146 Nassau Avenue, Islip, New York 11751, telephone (516) 968-2000, if you wish to receive any of such material.


                                  LEGAL MATTERS

    The validity of the common stock offered hereby has been passed upon by our counsel, Esanu Katsky Korins & Siger, LLP. An attorney who is of counsel at such firm and the defined benefit plan for such attorney own a total of 4,000 shares of common stock.

                                     EXPERTS

    The consolidated financial statements incorporated by reference in this prospectus to the extent and for the periods indicated in their reports have been audited by Richard A. Eisner & Company, LLP , independent certified public accountants, and Moore Stephens, P.C., independent certified public accountants, and are included herein in reliance upon the authority of such firms as experts in accounting and auditing in giving such reports.


                                      - 6 -